PRESS RELEASE	NOVEMBER 8, 2021

Largo Resources Announces Name Change to Largo Inc.; Reflects Strategic Focus of Becoming a Leading Vanadium Focused Energy Storage Company

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce that it has completed a rebranding exercise to reflect the growth and diversification of its business. As part of this initiative, Largo has effective as of today, amended its articles in accordance with the Business Corporations Act (Ontario) to change its name from Largo Resources Ltd. to Largo Inc., updated its corporate logos and refreshed its corporate website to integrate its Largo Clean Energy business and become more than just a mining company. Largo remains focused on delivering high-quality, sustainable and innovative vanadium focused energy storage products along side its existing high quality vanadium products.

The Company's common shares are expected to begin trading on the Toronto Stock Exchange and the Nasdaq Stock Market under the new name at market open on or around November 10, 2021.

Ian Robertson, Co-Chair of Largo stated: "Our announcement today represents much more than a simple name change, its an important affirmation of our vision to be recognized as an organization which is contributing to the planet's transition to renewable energy and a low-carbon future. Our new brand and updated positioning are perfectly aligned with our mission to become a leading vanadium focused energy storage company by satisfying 10% of the world's long duration energy storage needs."

Paulo Misk, President and CEO of Largo, stated: "We are committed to creating value through our unique vertically integrated business model, responsible business practices, and the dedication of our talented team. We believe that leveraging the financial and technical strength of our world-class vanadium operations with our superior vanadium redox flow battery technology will present a higher-value market opportunity for our company and create a unique competitive advantage for Largo in the rapidly-growing long duration energy storage market."

Largo's new visual identity is comprised of components that reflect the Company's core values as well as its updated vision and mission.

• We are committed to superior quality and innovation: We're constantly striving for the highest quality solutions and perpetually innovating to achieve a sustainable future.

• We promote integrity throughout our business: We define integrity as respecting people and communities, including prioritizing their safety. We are transparent, sincere and honest.

• We create value for all stakeholders: We balance financial value for shareholders while not losing sight of social good and sustainability for all our stakeholders, earning their respect and trust.

• We care about people: We're global citizens focused on sustainability and ensuring that the untapped opportunities in the clean energy industry benefit all people around the world.

Name Change Details

The Company's shareholders passed a special resolution authorizing an amendment to the Company's articles to effect the change to the Company's name at the annual and special meeting of the Company's shareholders held on June 17, 2021. No action will be required by existing shareholders with respect to the Company's name change. Issued share certificates representing common shares of the Company will not be affected by the change of name and will not need to be exchanged. The Company encourages any shareholder concerns in this regard to be directed to their broker or agent.

Updated Q3 2021 Webcast and Conference Call Information

The Company will host a webcast and conference call on Thursday, November 11th at 10:00 a.m. ET, to discuss its third quarter 2021 results and progress.

Webcast and Conference Call Details:

Date:	Thursday, November 11, 2021
Time:	10:00 a.m. ET
Webcast Registration Link:	https://produceredition.webcasts.com/starthere.jsp?ei=1510027&tp_key=8437e02a6
Dial-in Number:	Local / International: +1 (647) 792-1241
North American Toll Free: +1 (866) 269-4261
Conference ID:	6358846
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 6358846

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

About Largo

Largo is a Canadian-based company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company believes that the development and sale of vanadium-based utility scale electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE vanadium redox flow battery technology results in a competitive and practical long duration energy storage product. Consequently, the Company is undergoing a strategic transformation through the creation of energy storage business operations to be vertically integrated with its highly efficient vanadium production mining operations, to create a unique competitive advantage in the rapidly growing long duration energy storage market.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements").. Forward‐looking information in this press release includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our continued ability to produce, sell and deliver low-cost, high-quality vanadium products on a profitable basis, the ability to efficiently vertically integrate our business, the ability to attract and retain key personnel and the competitive advantage which will be provided by the vertical integration of the business. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.